October 23, 2020

Form C
Offering Statement

Orion Electronics Company, Inc.

2,500 Shares of Common Stock Class B

$100 per Share

Minimum offering amount: $10,000

Maximum offering amount: $250,000

Discount: 10% discount for the first 250 shares

P.O. Box 3055

Cincinnati, OH 45201

https://www.orionec.com

Summary of the Offering	
Type of Security offered	**Equity**
Class of Security	**Common Stock Class B**
Price Per Unit	**$0.25 per Share**
Discount	**10% bonus shares for the first 40,000 shares purchased**
Minimum Investment Amount	**$100.00 (400 shares)**
Campaign Close Date	**02/01/2021** at 11:59 PM EST
Minimum target goal	**40,000 Shares valued at $10,000**
Oversubscription Limit	**1,000,000 Shares valued at $250,000**

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Orion Electronics Company, Inc.

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Disclaimer</u>

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Orion Electronics Company, Inc. (for the purposes of this Disclaimer, referred to herein as "Orion" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Orion. The following

attachments should also be considered (if applicable) when contemplating investment with Orion: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement", LinkedIn Profiles of all owners/operators and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Orion.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Orion Electronics Company, Inc. securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Orion should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Table of Contents

The Company

> Name: Orion Electronics Company, Inc.
> Address: P.O. Box 3055, Cincinatti, OH 45201
> State of Incorporation: Delaware C-Corp
> Date of Incorporation: 08/18/2020

Certifications of Regulation Crowdfunding

Orion Electronics Company, Inc. has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Delaware.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Paul Perkins- CEO, Co-Founder

Paul is a designer and innovation futurist. He spent two years as a Design coordinator and Superintendent for a large construction company (Turner Construction). Prior to this he managed projects for architectural firm Stantec and Mackin Engineering Company. He studied abroad in China as the building boom was underway in the early 2010's He's also a 2015 BA graduate of Urban Planning from the University of Cincinnati's Design Architecture and Planning schoool. Paul leads a global team of leaders to create a more innovative and sustainable world by developing affordable and eco-friendly hardware and IOT products for consumers in underrepresented markets.

Sydney Mwaimba- COO, Co-Founder
is the person in charge of keeping ORION running smoothly. He was the first person and

co-founder to which Paul told his vision of ORION. He has mainly assisted in our operations and partnerships in China. He is currently from Zambia now working in Beijing, China. He just recently finished his MBA at the Beijing University of Technology (BJUT). His work ethic, and passion to be a part of something great and overall ability to communicate effectively will make him one of the most powerful and respected businessmen in the world.

Colin Curry- CDO, Co-Founder
is a professional Industrial Designer and as Paul calls him our "Jony Ive." A graduate of the renowned Industrial Design program at the University of Cincinnati, he is currently the Senior designer at the "Jack Mason Brand" and recently worked for the "Fossil Watch Company" as a Full-Time Men's Watch designer assisting in new product and trend development. He and Paul are SigmaChi Fraternity brothers and have known each other for over 11 years. Most importantly he understands how to take a product from concept to market and that is something that is invaluable for our team.

DR. Pius Gadosey,- CTO, Co-Founder
is another incredibly bright person we are blessed to have on our team, he oversees and manages the programming and design of all of our technology applications, departments and contractors. He recently received a PhD focused on Deep Learning and Computer Vision at the Beijing University Of Technology (BJUT) and has a Masters of Engineering Computer Science and Technology from BJUT. He is currently a Lecturer at Lancaster University Ghana.

Total Employees: **4**

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

Date of Issue	Registered Owner	No. of Shares	Voting Percentages
08/11/2020	Paul Perkins	7,600,000	25%
08/11/2020	Sydney Mwaimba	800,000	25%
08/11/2020	Colin Curry	800,000	25%
08/11/2020	Pius Gadosey	800,000	25%

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The Orion Electronics Company, Inc. Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part (the "**The Pitch Deck**"); and
2. The Orion Electronics Company, Inc. Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**").

Risk Factors

RISKS RELATED TO CROWDFUNDING

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISKS RELATED TO OUR BUSINESS

Orion is a young company with early revenue.

Orion has only had minor revenue to date and therefore is reliant on the success of this funding campaign to remain operational. Until the growth of our revenue, which cannot be guaranteed, Orion must raise funds or risk having to cease operations. This will cause you to lose out on your investment.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of stocks may be senior to your future equity Interests.

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Orion will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

The Competition in Ridesharing is dominated by publicly traded companies & well funded startups.

Orion operates in the ridesharing industry which is currently dominated by Uber and Lyft, both publicly traded companies. Additionally, Lime & Bird, are both series funded tech startups in multiple cities throughout the world. There are other e-bike companies that operate in this space who are also well capitalized.

RISKS RELATED TO THIS OFFERING

We can use the proceeds of your subscription after the minimum is met and before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $**250,000** we may not be able to fully implement our business plan and would need to scale back our plans. A portion of the proceeds raised will go towards our use of funds detailed with this offering.

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting shares in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the shares for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Shares, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

The Offering

Purpose - The purpose of this offering is to raise capital for the operations, software development and marketing of the Orion Electronics Company as part of a preliminary Regulation CF raise up to $250,000. Followed by this raise, the company plans to raise an additional amount of capital for a series See

Use of Proceeds

	Minimum	Reg CF Threshold		Seed Min	Seed Max
Raise Amount	$10,000	$250,000		$535,000	$1,070,000
Wunderfund Fees	$950	$22,813		$40,125	$80,250
Net Proceeds	$9,050	$227,188		$494,875	$989,750
Marketing	-	$62,500		$125,000	$250,000
Admin	$9,050	$50,000		$100,000	$200,000
Development	-	$100,000		$250,000	$500,000
Cash on Hand		$14,688		$19,875	$39,750

Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "Subscription Agreement") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Orion Electronics Company, Inc. reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Orion Electronics Company, Inc. At that time, shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by Orion Electronics Company, Inc., it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Orion Electronics Company, Inc. reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering

deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Orion Electronics Company, Inc. decides is a fair market value for their company.

Details on Security Being Offered

Common Stock

The securities offered are for **Common Stock Class B** in Orion. Each equity unit is priced at $100 per share with a minimum of **1 Shares** required for purchase. The valuation is $**2,500,000** USD, and the company is raising up to $**250,000** pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of preferred stock hold. Preferred stockholders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Orion Electronics Company, Inc. or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Orion Electronics Company, Inc.'s assets, or a merger of Orion Electronics Company, Inc. in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

The company raised $30,000 in convertible debt from family members in a private round under State of Ohio Securities guidelines.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Orion Electronics Company, Inc. may redeem an investors' securities at **any point one year after the close of this offering**. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Orion Electronics Company, Inc. to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Orion Electronics Company, Inc.
- purchased by an accredited investor

- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Orion Electronics Company, Inc. Financial Information

Financial Statements

Please refer to the Orion Electronics Company, Inc. financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

Indebtedness

The company has a convertible debt note for $30,000 which is due to convert into equity with a 20% discount upon the successful raise of $1,000,000 in an equity round.

Liquidity, Capital Resources, and Financial Condition

The companies financial statements for the past two fiscal years ending in September 2019, and Sept 2020.

Material Capital Expenditures

Within the last fiscal year, Orion had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Orion Electronics Company, Inc.'s Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Orion. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Orion Electronics Company, Inc. stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Orion Electronics Company, Inc. will pay Wunderfund a portion to be paid in cash based on 7-9% of the amount of total money raised pursuant to this offering.

Promoter Information

Orion does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to Orion Electronics Company, Inc., its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like

functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Orion Electronics Company, Inc.'s website **www.Orion.io**.

Additionally, Orion Electronics Company, Inc. will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Orion Electronics Company, Inc.'s website, **www.Orion.io**.

Orion Electronics Company, Inc. is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Orion Electronics Company, Inc. has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Orion Electronics Company, Inc. has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Orion Electronics Company, Inc. or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Orion Electronics Company, Inc. liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Orion Electronics Company, Inc. to be diluted due to Orion Electronics Company, Inc. issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Orion Electronics Company, Inc. may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of Orion Electronics Company, Inc.

Such increases in number of shares of Orion Electronics Company, Inc. capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of Orion Electronics Company, Inc. If Orion Electronics Company, Inc. issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, Orion Electronics Company, Inc. may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Orion Electronics Company, Inc. or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that Orion Electronics Company, Inc. will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Orion Electronics Company, Inc. by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Orion Electronics Company, Inc. is unable to repay such indebtedness.